EXHIBIT 12.1

THE MILLS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGE AND PREFERRED STOCK DIVIDENDS

(In millions, except ratio data)

	Nine Months Ended September 30,		Year Ended December 31,
	2005		2004	2003	2002	2001	2000
				(Restated)	(Restated)	(Restated)	(Restated)
(Loss) income from continuing operations before minority interest in Mills LP	$(12.0)		$220.4	$146.1	$72.8	$23.0	$45.6
Add:
Fixed charges (a)	142.8		149.4	81.9	57.0	74.7	63.7
Distributions from unconsolidated joint ventures	79.3		33.1	64.6	42.2	28.1	44.0
Amortization of capitalized interest	3.2		3.1	—	—	—	—
Deduct equity in loss (earnings) of unconsolidated joint ventures (b)	2.2		(5.8)	(29.9)	(19.8)	(7.9)	(8.8)
	$215.5		$400.2	$262.7	$152.2	$117.9	$144.5
Fixed Charges:
Interest expense (c)	$142.1		$148.5	$80.6	$55.7	$58.1	$60.6
Loss on debt extinguishments	0.1		—	0.6	1.3	16.6	3.1
Series D preferred unit distributions	0.6		0.9	0.7	—	—	—
Loss on debt extinguishments
Capitalized interest	44.6		56.8	48.0	34.3	21.3	16.1
Combined fixed charges	187.4		206.2	129.9	91.3	96.0	79.8
Preferred stock dividends	50.5		43.9	27.8	2.6	—	—
Fixed charges and preferred dividends	$237.9		$250.1	$157.7	$93.9	$96.0	$79.8
Ratio of earnings to combined fixed charges	1.15		1.94	2.02	1.67	1.23	1.81
Ratio of earnings to combined fixed charges and preferred dividends	0.91	(d)	1.60	1.67	1.62	1.23	1.81

(a)     Excludes capitalized interest and preferred dividends.

(b)     Annual periods ended 2000 through 2004 include the reclassification of basis amortization to equity in earnings of unconsolidated joint ventures to be consistent with 2005 presentation.

(c)     Includes Series A Cumulative Convertible Preferred Stock dividends from issue date in 2001 through conversion date in 2003.

(d)     Additional earnings of $27.4 million would have been required to achieve a ratio of 1.0.